[PEREGRINE PHARMACEUTICALS, INC. LETTERHEAD]

August 11, 2009

VIA EDGAR

Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549
Attn: Mr. Jeffrey Riedler

RE:	Peregrine Pharmaceuticals, Inc.
Request for Acceleration of Amendment No. 1
to Registration Statement on Form S-3
Registration No. 333-160572

Dear Mr. Riedler:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Peregrine Pharmaceuticals, Inc. (the “Registrant”) hereby requests acceleration of effectiveness of its Registration Statement on Form S-3/A (File No. 333-160572) so that the Registration Statement may become effective at 10:00 a.m., Eastern Daylight Time, on Wednesday, August 12, 2009, or as soon thereafter as practicable.  By making this request for acceleration, the undersigned hereby acknowledges and accepts its responsibilities under the Act.

In this regard, the undersigned acknowledges that:

1.           Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.           The action of the Commission or staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.           The Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

PEREGRINE PHARMACEUTICALS, INC.

/s/ Steven W. King
Steven W. King
President and
Chief Executive Officer